SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                  of the Securities Exchange Act of 1934

                             (Amendment No. 5)

                       KLLM TRANSPORT SERVICES, INC.
                    (Name of Subject Company (issuer))

                        HIGH ROAD ACQUISITION CORP.
                  HIGH ROAD ACQUISITION SUBSIDIARY CORP.
                           WILLIAM J. LILES, III
                             BERNARD J. EBBERS
                   (Names of Filing Persons (offerors))

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                      (Title of Class of Securities)

                                 482498102
                  (CUSIP Number of Class of Securities)

        Dionne M. Rousseau                  Charles P. Adams, Jr.
Jones, Walker, Waechter, Poitevent,         Adams & Reese, L.L.P.
     Carrere & Denegre, L.L.P.              111 E. Capitol Street
 201 St. Charles Avenue, Floor 51                 Suite 350
   New Orleans, Louisiana  70170        Jackson, Mississippi  39201
          (504) 582-8338                      (601) 292-0720

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE

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| TRANSACTION VALUATION*       | AMOUNT OF FILING FEE                    |
--------------------------------------------------------------------------
| $27,485,558                  | $5,398                                  |
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*Estimated for purposes of calculating the amount of the filing fee only.
The filing fee calculation assumes the purchase of all the outstanding shares of common stock, par value $1.00 per share, of KLLM Transport Services, Inc. (the "Common Stock"), a Delaware corporation (the

"Company"), including the related preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), except for 689,123 Shares beneficially owned by William J. Liles, III, at a per Share price of $8.05 in cash, without interest. Based on the Company's representation, as of May 25, 2000, there were 4,103,478 Shares issued and outstanding. Based on the foregoing, the transaction value is equal to the product of 3,414,355 Shares and $8.05 per Share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________
     Form or Registration No:___________________
     Filing Party:_____________________________
     Dated Filed:____________________________

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on June 2, 2000, by High Road Acquisition Corp., a Delaware corporation ("Parent"), and High Road Acquisition Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser") and Amendments No. 1, No. 2, No. 3 and No.4 to the Schedule TO filed with the SEC on June 23, 2000, June 26, 2000, June 28, 2000 and July 7, 2000
respectively, by Parent, Purchaser, William J. Liles, III and Bernard J. Ebbers. The Schedule TO, as amended, relates to a tender offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of KLLM Transport Services, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Stockholder Protection Rights Agreement, dated as of February 13, 1997, by and between the Company and Harris Trust and Savings Bank, as successor Rights Agent,

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

at a price of $8.05 per Share and subject to the conditions set forth in the Offer to Purchase dated June 2, 2000, as amended, and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

ITEMS 1, 4 AND 11.

     Items 1, 4 and 11 are hereby amended and supplemented to add the following:

     On July 12, 2000, Parent announced that the subsequent offering period for Purchaser's $8.05 per share cash tender offer for all of the outstanding shares of common stock of the Company, which was scheduled to expire at 12:00 Midnight, New York City time on Tuesday, July 11, 2000, has been extended. The subsequent offering period now expires at 5:00 p.m., New York City time on Tuesday, July 18, 2000. Shares tendered during the subsequent offering period may not be withdrawn.

     As of 12:00 Midnight, New York City Time on July 11, 2000, approximately 2,721,959 shares of KLLM common stock were validly tendered during the initial and subsequent offering periods, including 23,128 pursuant to Notice of Guaranteed Delivery. The tendered shares, together with the 689,123 shares acquired by High Road Acquisition Corp. from the Liles family, represent approximately 83.1% of the outstanding shares of KLLM common stock.

ITEM 12.  EXHIBITS

     99. (a)(1)(A) Press release issued by Parent dated July 12, 2000.



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

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of July 12, 2000 that the information set forth in this statement is true, complete and correct. William J. Liles, III and Bernard J. Ebbers hereby adopt as their own disclosures the disclosures made by Parent and Purchaser herein and in the Schedule TO filed June 2, 2000 and Amendments No. 1, No. 2, No. 3 and No. 4 thereto.

HIGH ROAD ACQUISITION SUBSIDIARY CORP.

By: /s/ William J. Liles, III
    ----------------------------
Name:  William J. Liles, III
Title: President


HIGH ROAD ACQUISITION CORP.

By: /S/ William J. Liles, III
   -----------------------------
Name:  William J. Liles, III
Title: President


  /S/ William J. Liles, III
--------------------------------
William J. Liles, III



   /S/ Bernard J. Ebbers
--------------------------------
Bernard J. Ebbers


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